October 28, 2011
RE:	Furmanite Corporation Form 10-K for Fiscal Year ended December 31, 2010 Form 10-Q for Fiscal Quarter ended June 30, 2011 File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631
Attention:	Mr. Rufus Decker Accounting Branch Chief
Dear Ladies and Gentlemen:
Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and the Form 10-Q for the period ended June 30, 2011 (the “10-Q”) by letter dated October 5, 2011 (the “Comments”).
The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K for Fiscal Year ended December 31, 2010
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response:
The Staff’s comments are noted. The Company’s responses to the Staff’s comments that request additional disclosure include proposed annual and interim disclosures, which are marked to reflect our proposed changes.
Financial Statements
Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-11
2. We note your responses to prior comments two and three. Your current revenue recognition policy disclosures indicate that you record revenues on a time and materials basis, which is not consistent with your responses to prior comments two and three. Your responses indicate that you record revenues and costs when work under a project is completed, which appears to be similar to the completed-contract method per ASC 605-35-25-88. Please advise and revise your disclosures to adequately disclose the different methods you use for revenue recognition and how you determine which method to use. You state that revenue is recognized in the period in which the earnings process is complete. Please further clarify how you determine when the earnings process is complete.

Response:
The Staff’s comments are noted. The Company’s revenue recognition disclosure in the Form 10-K states “revenues are based primarily on time and materials”. The purpose of this statement was to describe the basis the Company primarily utilizes in determining pricing and not to describe how revenue is recognized. The Company confirms that substantially all revenue related to short term jobs is recognized using the completed-contract method once the earnings process has been completed. The earnings process is complete when the following occurs in accordance with Staff Accounting Bulletin Topic 13, Revenue Recognition:
•	persuasive evidence of an arrangement exists,

•	services to customers have been rendered or products have been delivered and risk of ownership has passed to the customer,

•	the selling price is fixed or determinable, and

•	collectability is reasonably assured.
The Company proposes to include the following additional disclosure to “Note 1. Description of Business and Summary of Significant Accounting Policies” (note that the proposed changes are indicated by underline and/or ~~strikethrough~~) in future filings:
Revenue Recognition
Revenues are recorded in accordance with FASB ASC 605, Revenue Recognition, when realized or realizable, and earned.
Revenues are ~~based primarily on time and materials~~ recognized using the completed-contract method, ~~Revenues are recognized~~ when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered ~~and risk of ownership has passed to the customer~~, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales tax. Substantially all projects are ~~generally~~ short term in nature; however, the Company occasionally enters into contracts that are longer in duration that represent multiple element arrangements, which include a combination of services and products. The Company separates deliverables into units of accounting based on whether the deliverables have standalone value to the customer. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative selling price determined using vendor specific objective evidence. Revenues are recognized for the separate units of accounting when services to customers have been rendered or products have been delivered and risk of ownership has passed to the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during any of the years ended December 31, 2010, 2009 or 2008.
3. Please disclose the amount of costs recorded in inventory related to projects not qualifying for revenue recognition as of the end of each period presented. Please also tell us the amounts recorded at December 31, 2009, December 31, 2010, and June 30, 2011.
Response:
The Staff’s comments are noted. Costs related to projects not qualifying for revenue recognition are recorded in work in process inventory. Work in process inventory was $7.5 million, $6.9 million and $8.6 million at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. Work in process inventory is separately disclosed in Note 3 in our Annual Report on Forms 10-K for the years ended December 31, 2010 and 2009, and on the face of the Consolidated Balance Sheets in the Form 10-Q for the quarter ended June 30, 2011.
4. We note your response to prior comment three. Your sales that typically include both products and services are not considered multiple element arrangements and are accounted for using the completed performance model due to the service work being performed over a relatively short period of time and the customer realizing value only if and when the final act of the service work is performed. Accordingly, revenue for both the product and service are earned simultaneously and recognized upon completion of the service work and acceptance by the customer. On occasion, you may enter into an arrangement whereby you manufacture or purchase and sell a product to the customer, then perform related service work at a later date. You determined that these are multiple element arrangements and that products delivered prior to the completion of service work have stand alone value to the customer. Please help us understand how you determined in certain arrangements that the customer realizes value in the product only if and when the final act of service work is complete while in other arrangements products delivered prior to the completion of service work have stand alone value. For example, please clarify whether it depends on the type of product and service. If so, please clarify which products and services you use each method for. Please also help us better understand the frequency of your multiple element arrangements in which you record product revenue upfront. Please tell us the amount of product revenues recorded upfront during each of the three years ended December 31, 2010 and the six months ended June 30, 2011.
Response:
The Staff’s comments are noted. The Company determined that for the majority of its projects which are short term in nature, the customer realizes value in the product when the act of service work is complete based on the products used in those projects being a byproduct of, or being used in, the performance of service work provided to the customer. Due to the repair and maintenance nature of the Company’s service work, the quantity and effectiveness of the products used in performing the service often cannot be determined until the project has been completed. Products are generally not a significant component of these types of projects. Multiple element arrangements are based on the specifications of a project and not based on a type of product or service. Projects that are longer in duration, which are infrequent and where products are a separate component of the project are accounted for in accordance with ASC 605-25. Although these types of multiple element arrangements do occur, such arrangements are rare and have not been material to the Company’s financial statements. The amount of product revenues recorded as a component of multiple element arrangements during the six months ended June 30, 2011 and each of the three years ended December 31, 2010 were $0.2 million, nil, $0.3 million, and nil, respectively.
Note 13. Business Segment Data and Geographical Information, page F-30
5. We note your response to prior comment five. The CODM receives detailed income statement information regarding each region, the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific, on a monthly and quarterly basis as indicated by Appendix A and Appendix B. Appendix E, which was previously provided to the former CODM, also indicates that the CODM was receiving detailed operating income by region on a weekly basis. The presumption is that the CODM would use all financial information available to him to make decisions about allocating resources and assessing performance. Your Board of Directors also receives income statement information for each region on a quarterly basis as indicated by Appendix B. The financial information provided to your CODM indicates that each of your regions would be considered operating segments pursuant to ASC 280-10-50-1. Correspondingly, it would appear that you have more than one reporting unit for purposes of testing goodwill for impairment pursuant to ASC 350-20-35. Please advise.
Response:
The Staff’s comments are noted. As stated in the Company’s response letter dated September 29, 2011, financial information used by the CODM in making decisions on the allocation of resources and assessment of the Company’s performance is and has historically been based on entity-wide operating results. The Company acknowledges, however, that in the recent past, in light of the current regulatory environment and heightened role of directors in corporate governance, the level of detail provided regularly to the Company’s CODM and its Board of Directors has been enhanced, and includes financial information provided at the geographical region level. The Company also concurs that the information currently disclosed in its quarterly and annual filings exceeds the minimal disclosures required under ASC 280-10-50-41, and that the additional disclosure provides valuable information to the Company’s investors as it assists investors in better understanding the extent of the Company’s international operations and provides for consistency with disclosures of other public companies within its industry. While the Company also believes the geographical regions meet the criteria for aggregation under ASC 280-10-50-11, it does acknowledge its investors’ interest in the additional geographic information provided in its current filings, and therefore the Company proposes to enhance its disclosures further and disclose, on a prospective basis, operating segments based on its three geographical regions in accordance with ASC 280-10-50.
The three geographical regions were also identified as reporting units in accordance with ASC 350-20-35 for purposes of assessing goodwill for impairment. As stated in the Company’s response letter to the Staff dated

September 29, 2011, its goodwill primarily relates to the acquisition of Furmanite PLC on March 19, 1991, which was recorded at the entity-wide level and not allocated below that level. The acquisition resulted in goodwill of $73.8 million. Upon adoption of SFAS No. 142, the Company recorded an impairment charge that resulted in goodwill being written down to $13.1 million. The Company allocated the goodwill to the geographical regions using a reasonable allocation method based on its operations during the period SFAS No. 142 was adopted. The Company has performed an impairment test for each of the three reporting units for the years ending December 31, 2010, 2009 and 2008. The Company represents to the Staff that the impairment test resulted in no indication of impairment charges during any of those years. The review of the goodwill allocation method and impairment tests by the Company’s auditors is expected to be completed prior to the issuance of the Form 10-Q for the fiscal quarter ended September 30, 2011.
The Company proposes to include the following additional disclosure to “Note 13. Business Segment Data and Geographical Information” of future annual filings and the equivalent note of interim filings (note that the proposed changes are indicated by underline and/or ~~strikethrough~~):
13. Business Segment Data and Geographical Information
An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. During the third quarter of 2011, the Company expanded the number of segments as a result of enhancements in the level of financial information provided to its chief operating decision maker. The prior period information conforms to the current year presentation. For financial reporting purposes, the Company operates in three ~~a single~~ segments which comprise the Company’s three geographical areas: the Americas (which includes operations in North America, South America and Latin America), EMEA (which include operations Europe, the Middle East and Africa) and Asia-Pacific.
The Company provides specialized technical services to an international client base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation, and other flow-process industries.
The Company evaluates performance based on the operating income (loss) from each segment which excludes interest income and other income (expense), interest expense, and income tax expense (benefit). The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment revenues are recorded at cost plus a profit margin. All transactions and balances between segments are eliminated in consolidation.

The following is a summary of the financial information of the Company’s reportable segments as of and for the years ended December 31, 2011, 2010 and 2009 reconciled to the amounts reported in the consolidated financial statements (in thousands):

Reconciling
Items,
Including
	Americas	EMEA	Asia-Pacific	Corporate [1]	Total
Year ended December 31, 2011:
Revenues from external customers	$—	$—	$—	$—	$—
Intersegment revenues	—	—	—	—	—
Operating income	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—
Income tax expense (benefit)	—	—	—	—	—
Total assets	—	—	—	—	—
Capital expenditures	—	—	—	—	—

Year ended December 31, 2010:
Revenues from external customers	$—	$—	$—	$—	$—
Intersegment revenues	—	—	—	—	—
Operating income	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—
Income tax expense (benefit)	—	—	—	—	—
Total assets	—	—	—	—	—
Capital expenditures	—	—	—	—	—

Year ended December 31, 2009:
Revenues from external customers	$—	$—	$—	$—	$—
Intersegment revenues	—	—	—	—	—
Operating income	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—
Income tax expense (benefit)	—	—	—	—	—
Total assets	—	—	—	—	—
Capital expenditures	—	—	—	—	—

1     Reconciling Items, Including Corporate revenue and operating income represents intersegment eliminations and certain corporate overhead costs not allocated to each segment. Reconciling Items, Including Corporate assets primarily consist of cash, deferred tax assets, and intangible and other assets.

~~Geographical areas are the Americas (which includes operations in North America, South America and Latin America), EMEA (which include operations Europe, the Middle East and Africa) and Asia-Pacific. The following geographical area information includes revenues by major service line and operating income (loss) based on the physical location of the operations (in thousands):~~

 ~~Asia-~~
	~~Americas~~			 ~~EMEA~~			 ~~Pacific~~			~~Total~~
~~Year ended December 31, 2011:~~
~~On-line services~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~
~~Off-line services~~		~~—~~			~~—~~			~~—~~			~~—~~
~~Other services~~		~~—~~			~~—~~			~~—~~			~~—~~

~~Total revenues~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~

~~Operating (loss) income[1]~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~
~~Allocation of headquarter costs~~		~~—~~			~~—~~			~~—~~			~~—~~

~~Adjusted operating (loss) income~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~

~~Year ended December 31, 2010:~~
~~On-line services~~	~~$~~	~~51,076~~		~~$~~	~~37,051~~		~~$~~	~~16,524~~		~~$~~	~~104,651~~
~~Off-line services~~		~~61,601~~			~~50,674~~			~~19,896~~			~~132,171~~
~~Other services~~		~~22,497~~			~~21,648~~			~~4,986~~			~~49,131~~

~~Total revenues~~ 	~~$~~	~~135,174~~		~~$~~	~~109,373~~		~~$~~	~~41,406~~		~~$~~	~~285,953~~

~~Operating (loss) income[1]~~	~~$~~	~~841~~		~~$~~	~~1,931~~		~~$~~	~~10,888~~		~~$~~	~~13,660~~
~~Allocation of headquarter costs~~		~~8,139~~			~~(5,944~~	)		~~(2,195~~	)		~~—~~

~~Adjusted operating (loss) income~~	~~$~~	~~8,980~~		~~$~~	~~(4,013~~	)	~~$~~	~~8,693~~		~~$~~	~~13,660~~

~~Year ended December 31, 2009:~~
~~On-line services~~	~~$~~	~~44,268~~		~~$~~	~~38,891~~		~~$~~	~~15,365~~		~~$~~	~~98,524~~
~~Off-line services~~		~~57,073~~			~~54,084~~			~~16,120~~			~~127,277~~
~~Other services~~		~~20,301~~			~~26,236~~			~~3,602~~			~~50,139~~

~~Total revenues~~ 	~~$~~	~~121,642~~		~~$~~	~~119,211~~		~~$~~	~~35,087~~		~~$~~	~~275,940~~

~~Operating (loss) income[1]~~ 		 ~~(10,177~~	)	~~$~~	~~4,894~~		~~$~~	~~6,817~~		~~$~~	~~1,534~~
~~Allocation of headquarter costs~~		~~7,593~~			~~(5,863~~	)		~~(1,730~~	)		~~—~~

~~Adjusted operating (loss) income~~ 	~~$~~	~~(2,584~~	)	~~$~~	~~(969~~	)	~~$~~	~~5,087~~		~~$~~	~~1,534~~

~~[1]~~ 	 ~~Includes restructuring charges of $5.7 and $1.1 million for the years ended December 31, 2010 and 2009, respectively.~~
Included in the EMEA geographical area for the years ended December 31, 2011, 2010 and 2009 are U.K. revenues of $XX million, $46.5 million and $51.0 million, respectively, and U.K. operating income of $XX million, $6.2 million and $6.1 million, respectively.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location at December 31, (in thousands):

	2011	2010
Americas	$—	$17,311
EMEA	—	12,092
Asia-Pacific	—	3,493

Total long-lived assets	$—	$32,896

Included in the EMEA geographical area at December 31, 2011 and 2010 were U.K. property and equipment, net of $XX million and $4.6 million, respectively.
Considering the Company’s global nature, and its exposure to foreign currencies, the financial results in any geographical area can be impacted by changes in currency exchange rates in any given year. In 2010, the financial results were favorably impacted in Asia Pacific but were partially offset by unfavorable impacts in EMEA as a result of currency exchange rate changes during the year. In 2009, the financial results were favorably impacted in EMEA and Australia but were substantially offset by an unfavorable impact in the Americas. Conversely in 2008, financial results in EMEA were unfavorably impacted but again were substantially offset by a favorable impact in the Americas.
Form 10-Q for the Fiscal Quarter ended June 30, 2011
General
6. Please address the above comments in your interim filings as well, as applicable.
Response:
The Staff’s comments where applicable will be reflected in the Company’s future interim filings.
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,
/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer